

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 21, 2009

VIA U.S. MAIL

Phyllis Gilland, Esq.
General Counsel and Corporate Secretary
American Casino & Entertainment Properties LLC
2000 Las Vegas Boulevard South
Las Vegas, NV 89104

> **Re:** **American Casino & Entertainment Properties LLC**
> **ACEP Finance Corp.**
> **Registration Statement on Form S-3**
> **Filed September 30, 2009**
> **File No. 333-162228**

Dear Ms. Gilland:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. Please confirm that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

2. As currently represented, the offer could be open for less than 20 full business days because of the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No.

16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Non-GAAP Financial Measures, page ii

3. We note that you have chosen to present EBITDA, a non-GAAP measure not presented in the Form 10-K for the year ended December 31, 2008. Please explain to us why the addition of this disclosure was considered necessary and why you have not presented the measure and related reconciliation for fiscal years other than 2008 (see page 17), or remove such non-GAAP measures.

4. Your calculation of EBITDA contains adjustments in addition to interest, taxes, depreciation, and amortization. Also, your presentation of Adjusted EBITDA includes adjustments to eliminate items that do not appear to be non-recurring or unusual. In addition, we believe you have not adequately demonstrated the usefulness of these measures. Accordingly, please remove these non-GAAP measures throughout your filing. See Item 10(e) of Regulation S-K.

Financial Statement Presentation, page ii

5. Reference is made to the disclosure that your consolidated results of operations and cash flow information for the year ended December 31, 2008 and the six months ended June 30, 2008, which you refer to as "Combined", was derived by the mathematical addition of the results for the predecessor period and the applicable successor period. This combined data does not comply with GAAP and it is generally inappropriate to merely combine information without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X. Accordingly, please revise your filing to remove this non-GAAP combined data and only provide the separate historical predecessor and successor data for each of their respective periods during 2008. This revision should be made throughout your Form S-4, including MD&A, and in your Form 10-K for the year ended December 31, 2008.

Prospectus Summary, page 1

6. Please clarify what "ADR" represents in the last column of the table.

7. Please put the loss number in brackets in the carryover sentence at the top of page 2. Make similar changes elsewhere to indicate losses in the narrative.

The Exchange Offer, page 9

8. We note the disclosure indicating that you will issue the new notes "as soon as possible" after expiration. Rule 14e-1(c) requires that you exchange the notes or

return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Summary Consolidated Financial Data and Other Data, page 15

9. Please remove the presentation of the twelve-months ended June 30, 2009 (unaudited) and the period "As Adjusted" presentation. Such presentation is not consistent with the presentation requirements of Article 11 of Regulation S-X and it is unclear how this information is material to investors. The only item adjusted is interest expense, and information regarding interest expense to be paid in future periods is provided in the Table of Contractual Obligations on page 74. We would not object to increased disclosure regarding the expected change to interest expense within your discussion of Results of Operations and/or Liquidity and Capital Resources.

Expiration Date; Extensions; Amendments, page 48

10. We note you reserve the right "to delay accepting any old notes . . . ." Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only because of an extension of the exchange offer, so state.

11. We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change to the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Selected Financial Data, page 53

12. In your selected balance sheet data, you present Full-Time Equivalents on a Successor basis. Please explain how this measure is calculated and why it is meaningful to investors.

13. In your selected statement of cash flow data on page 55, please revise to include Cash Flows from Investing Activities.

Management's Discussion and Analysis

Effects of Acquisitions, page 59

14. Please revise your discussion here to include a discussion of the change in accounting basis resulting from the February 20, 2008 transaction. This discussion should include the material terms of the transaction, brief summary of

the accounting treatment, and tabular presentation showing the balance sheet immediately prior to the transaction, the fair value adjustments recorded, and the balance sheet immediately following the acquisition. You should also discuss how material changes in fair values were determined, and the income statement effects of these changes. This disclosure should also be added to your description of the transaction in Note 1 to your financial statements.

Three Months Ended June 30, 2009 Compared to Three Months Ended June 30, 2008, page 61

15. Please remove the header "Combined" from the table presenting information for the three months ended June 30, 2008 as the period April 1, 2008 through June 30, 2008 relates entirely to the Successor period.

Effect of the Old Notes Offering and New Notes Offering, page 73

16. We note the first sentence of the third paragraph of this section that your sources of cash would be adequate "during the remainder of 2009." Please revise to discuss your liquidity needs on a short and long term perspective. Long term is 12 months or longer.

Compensation Discussion and Analysis, page 94

17. Please clarify whether all your directors serve on the compensation committee.

18. Please revise to provide additional explanation of how the compensation committee determines compensation for your CEO and CFO since it appears that both serve on the committee.

Repurchases at the Option of Holders, page 116

19. Please disclose that any repurchase offer made pursuant to the change in control provisions will comply with any applicable regulations under the federal securities laws, including Rule 14e-1 under the Exchange Act.

Certain Material United States Federal Income Tax Considerations, page 167

20. Please revise to clarify that all material tax consequences have been discussed rather than "certain material" consequences.

Consolidated Financial Statements

General

21. Please revise your financial statement presentation for compliance with Rule 4-08(k) of Regulation S-X. Specifically, while your discussion of related party transactions in Note 9 includes the income statement and balance sheet effects, you have not specifically identified amounts associated with these related party transactions on the face of your balance sheet, income statement, or statement of cash flows.

22. Please revise to present your financial and other data in the same chronological order throughout the filing. See Topic 11-E of the Staff Accounting Bulletins.

Notes to Consolidated Financial Statements

Note 4 – Property and Equipment, Net, page F-17

23. Please add disclosure of the useful lives for each category of your property and equipment.

Note 10 – Goodwill and Other Intangibles, page F-26

24. We note that you have recorded your acquired assets at fair value at the date of acquisition, as determined by independent appraisal. Accordingly, the appraiser appears to be an expert for purposes of Item 601(b)(23) of Regulation S-K. As such, please name the appraiser and file a consent under Exhibit 23. In the alternative, please remove this and any other reference to independent appraisals used to determine the fair value of assets acquired.

25. Please revise to include all of the disclosure requirements set forth in paragraph 350-20-50-1 of the FASB Accounting Standards Codification. For example, you should include the aggregate amount of goodwill acquired and the fair value adjustments recognized as a result of the change in basis associated with the February 20, 2008 transaction.

Note 13 – Acquisitions, page F-27

26. It appears that a substantial portion of the purchase price related to the February 20, 2008 transaction was allocated to land. If true, please disclose this fact and discuss how you have determined that your carrying value for this land has not been subsequently impaired due to the ongoing recession, reduced real values or other factors.

Financial Statements for the Quarterly Period Ended June 30, 2009

Note 4 – Intangible Assets, page F-38

27. Please tell us how you considered the need for an interim impairment test on your remaining intangible assets as well as property and equipment at June 30, 2009. In your response, specifically address how you considered your determination that you were in financial difficulty for purposes of the classification of the debt restructuring as "troubled" as well as how you considered the continued decline in your revenues and the overall economic environment.

Note 5 – Debt, page F-39

28. Please tell us why you believe the loan modification finalized in June 2009 qualifies for treatment as a troubled debt restructuring, as discussed in paragraph 470-60-15-5 through 13 of the FASB Accounting Standards Codification. Specifically address why you believe you were in financial difficulty as determined by the factors set forth in paragraphs 470-60-55-7 through 9 of the FASB Accounting Standards Codification. Include in your response how your assertion on page 34 of your 2008 Form 10-K (indicating your sources of cash would be adequate for the remainder of 2009) is consistent with this conclusion.

29. Please tell us how you calculated the gain on the restructuring. Specifically address how you treated the payment of the $165 million cash payment and the contingently issuable equity interest in your parent in the calculation of the $520 million equity contribution. Please revise your disclosure to include the aggregate gain in accordance with paragraph 470-60-50-1 of the FASB Accounting Standards Codification.

30. With regard to the August 2009 issuance of the Old Notes, please tell us how you recorded the gain resulting from GSMC's forgiveness of the balance of the Restructured Term Loan. Also, please add disclosure to your interim financial statements regarding these subsequent events.

Exhibit 5.1

31. Please revise the second paragraph by omitting subsection (ii), which contains as an assumption part of what you are opining on.

32. Also, please revise the first full paragraph on page 2. You may rely on the Greenberg opinion, but you are not entitled to assume compliance with Nevada law.

33. Please have counsel delete the first sentence of the first full paragraph on page 2 or refile dated the date of effectiveness.

Exhibit 5.2.

34. Please have counsel delete the second sentence of the penultimate paragraph on page 2 or refile dated the date of effectiveness.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Amy Geddes at (202) 551-3304 or David Humphrey at (202) 551-3211 if you have any questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via facsimile (212) 558-3588
        Anthony J. Colletta, Esq.
        S. Neal McNight, Esq.
        Sullivan & Cromwell LLP